SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BVR SYSTEMS (1998) LTD. Reports First Quarter 2004 Results

        Rosh Ha’ayin, Israel – May 13, 2004 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $0.2 million, or $0.01 per share for first quarter 2004, compared with a net loss of $1.2 million, or $0.11 per share for the first quarter of 2003.

        Revenues for the first quarter of 2004 were $2.9 million, compared with revenues of $5.5 million for the first quarter of 2003.

        The gross profit for the first quarter of 2004 was $0.6 million, same as the gross profit for the first quarter of the previous year.

        First quarter 2004 operating loss was $0.3 million, compared with an operating loss of $1.0 million for the same period of last year.

        BVRS’ order backlog at the end of the first quarter was approximately $16.8 million.

        On March 25, 2004 the Company announced the removal of the “Going Concern” clause from its financial statements and the completion of a financing round of $12 million and arrangement with its banks. The first quarter of 2004 results only reflects and investment of $3 million. The additional investment of $9 million and the arrangement with the banks will be reflected in the results of the second quarter of 2004.

        The management of the Company is confident that the positive change in its financial structure will improve its ability to conduct new business, and its position as a world leader in advanced defense training and simulation systems.

BVR Systems (1998) Ltd., (OTCBB:BVRSF.OB) is a world leader in advanced defense training and simulation systems. The Company is controlled by Chun Holding L.P. a corporation controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies Pte Ltd.

For more information visit the Company’s web site at http://www.bvrsystems.com

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reduction in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Reuven Shahar, CFO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.
Consolidated Balance Sheet

	March 31		December 31
	2004	2003	2003
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited
Assets

Current assets

Cash and cash equivalents	3,458	1,631	1,627
Restricted bank deposits	-	3,300	-
Trade receivables	4,311	14,145	4,094
Work in progress	31	216	102
Other receivables and prepaid expenses	534	828	763
Inventories	2,298	2,550	2,339

Total current assets	10,632	22,670	8,925

Investments, loans and long-term receivables	1,261	419	1,318

Fixed assets

Cost	9,628	9,506	9,538
Less - accumulated depreciation	8,511	7,909	8,378

Fixed assets, net	1,117	1,597	1,160

Total assets	13,010	24,686	11,403

B.V.R. Systems (1998) Ltd.
Consolidated Balance Sheet

	March 31		December 31
	2004	2003	2003
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited
Liabilities and Shareholders' Equity

Current liabilities

Short-term bank credit	10,187	13,763	10,116
Trade payables	3,459	9,065	3,268
Excess of advances from customers over amounts
recognized as revenue	3,368	2,557	3,586
Other payables and accrued expenses	2,945	3,627	3,118
Short-term loan from related party	-	-	430

Total current liabilities	19,959	29,012	20,518

Long-term liabilities

Long-term loans	120	-	601
Liability for employee severance benefits, net	340	511	460

	460	511	1,061

Shareholders' equity (deficit)

Share capital	6,260	2,529	2,529
Additional paid-in capital	20,661	21,408	21,408
Accumulated deficit	(34,330)	(28,774)	(34,113)

	(7,409)	(4,837)	(10,176)

Total liabilities and shareholders' equity	13,010	24,686	11,403

B.V.R. Systems (1998) Ltd.
Consolidated Statements of Operations

	Three months ended		Year ended
	March 31, 2004	March 31, 2003	December 2003
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Income from sales	2,898	5,307	13,218
Income from royalties and commissions	-	162	1,249

	2,898	5,469	14,467

Cost of sales	2,268	4,876	13,625

Gross profit	630	593	842

Operating expenses:
Research and development	36	111	693
Selling and marketing	302	665	1,778
General and administrative	570	860	4,016

Operating loss	(278)	(1,043)	(5,645)

Financial expenses, net	(116)	(150)	(707)
Other income, net	192	11	55

Loss before income taxes	(202)	(1,182)	(6,297)
Income tax expenses	(15)	(25)	(249)

Net loss for the period	(217)	(1,207)	(6,546)

Loss per share:

Basic and diluted loss per share (in US$)	(0.01)	(0.11)	(0.61)

Weighted average number of ordinary shares
outstanding (in thousands) used in basic and
diluted loss per share calculation	15,370	10,661	10,661

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: May 13, 2004